中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT OF
RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED ON 8 MARCH 2010

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 8 March 2010.

On 8 March 2010, China Southern Airlines Company Limited (the "Company") held the tenth meeting of the fifth session of the Board at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. The number of Directors supposed to be present at the meeting was 12, of which 10 attended in person. Zhang Zi Fang was unable to attend the meeting due to business reasons and appointed Chen Zhen You as his proxy. Sui Guang Jun was unable to attend the meeting due to business reasons and appointed Wang Zhi as his proxy. All Directors confirmed the receipt of the notice of meeting in advance. The supervisors, senior management and financial advisors of the Company also attended the meeting. The meeting was chaired by Mr. Si Xian Min, the Chairman of the Company. The meeting was held in compliance with the relevant provisions of the Company Law and the Securities Law of the People's Republic of China and the Articles of Association of the Company.

The Directors present at the Meeting considered and approved the following resolutions:

1. The resolution on "the Company satisfies the conditions for non-public issue of A shares and non-public issue of H shares" was considered and passed, which will be submitted to the shareholders' meeting and class meetings of the shareholders of A shares and H shares for approval.

2. The resolution on the "Proposal for the non-public issue of A shares and non-public issue of H shares by China Southern Airlines Company Limited" was considered and passed item by item. Relevant issues under the aforesaid non-public issue, including the class of shares to be issued and the nominal value, methods of issue and subscription, issue targets, price determination date, minimum issue price, number of shares to be issued and the issue scale, number of shares to be issued and adjustment to the minimum issue price, lock-up period arrangement, place of listing, use of proceeds, inter-conditionality of the non-public issue of A Shares and non-public issue of H Shares, arrangement of payout of accrued profits, "Plan for the non-public issue of A shares by

China Southern Airlines Corporation Limited", validity period of this resolution etc. were determined, and will be submitted to the shareholders' meeting and class meetings of the shareholders of A shares and H shares for approval.

3. The resolution on the "Explanation on the use of the proceeds of the previous fund raising activities" was considered and passed, which will be submitted to the shareholders' meeting for approval.

4. The resolution on the "Feasibility report on the use of the proceeds from the non-public issue of A shares" was considered and passed, which will be submitted to the shareholders' meeting for approval.

5. The resolution on "The Subscription Agreement Relating to the Subscription of Non-Public Issue of A Shares of China Southern Airlines Company Limited" and "The Subscription Agreement Relating to the Subscription of Non-Public Issue of H Shares of China Southern Airlines Company Limited" was considered and passed, which will be submitted to the shareholders' meeting and class meetings of the shareholders of A shares and H shares for approval.

6. The resolution to be put forward to the independent shareholders on the "Waiver in relation to the requirement of a general offer by China Southern Air Holding Company and Nan Lung Holding Limited" was considered and passed, which will be submitted to the shareholders' meeting for approval.

7. The resolution on "the appointment of such intermediaries as sponsors in respect of the non-public issue of A shares and the appointment of financial adviser in respect of the non-public issue of H shares" was considered and approved.

8. The resolution on "the Authorization to the Board at the shareholders' meeting to proceed with the matters relating to the non-public issue of A shares and the non-public issue of H shares" was considered and passed, which will be submitted to the shareholders' meeting for approval.

9. The resolution on the "the corresponding amendments on the Articles of Association of the Company in respect of the non-public issue of A shares and the non-public issue of H shares" was considered and passed, which will be submitted to the shareholders' meeting for approval.

The Resolutions 2, 5, 6, 8 mentioned above relate to connected transactions of the Company. The Directors present at the Meeting have considered the opinions from the independent directors. Si Xian Min, Li Wen Xin, Wang Quan Hua and Liu Bao Heng, who are directors connected to the subject matter, were present at the Meeting but have abstained from voting at the Meeting. The Directors present at the Meeting have unanimously considered that the transactions are entered into under normal commercial terms, and the terms and conditions of the relevant agreements are fair and reasonable, are in the interest of the Company and its shareholders as a whole.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
8 March 2010

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors. Rule 2.14